For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Acting Chief Executive Officer

TORONTO - October 15, 2014- Sears Canada Inc. (TSX: SCC) announced the appointment of Ronald D. Boire as Acting President and Chief Executive Officer, effective today. Mr. Boire was most recently Executive Vice President, Chief Merchandising Officer and President, Sears and Kmart Formats, Sears Holdings Corporation in Hoffman Estates, Illinois. Prior to joining Sears Holdings in January, 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October, 2009. Mr. Boire joined Toys R Us in 2006 eventually becoming President, North America. From 2003 to 2006, he served as Best Buy’s Executive Vice President, Global Merchandise Manager and before that spent 17 years at Sony Electronics Inc. in a variety of increasingly senior roles.

Mr. Boire serves on the Board of Retail Industry Leaders Association, an advocate group in Washington, D.C. for the American retail industry. He is also Co-Founder and Director at Ferguson Noonan Foundation, a non-profit corporation and educational organization. He has MBAs from the Columbia Business School and the London Business School.

"Ron brings a deep understanding of the business from his recent experience at Sears Holdings where he had responsibility for the Sears and Kmart formats,” said William C. Crowley, Chairman of the Board, Sears Canada Inc. “He is a highly respected retail leader and those of us who have worked closely with him value his retail leadership and commercial approach to business. Ron has instilled confidence in associates, suppliers and shareholders and his retail experience will allow him to drive Sears Canada forward with a seamless leadership transition. Ron has the credibility with vendors to accurately portray the Company's strong financial position. We are fortunate and excited to have Ron join us at this time."

Douglas C. Campbell, who announced his resignation as the Company’s President and CEO last month, has agreed to work with Mr. Boire on the transition through to the end of the year. The Board of Directors takes this opportunity to again wish Doug all the best as he returns to the United States to focus on family matters.

Commenting on his appointment, Mr. Boire said, “I am excited to be joining this iconic brand which has been part of Canadian life for over sixty years. I look forward to building on the work done by Doug Campbell and his team on establishing retail fundamentals in the core retail operations and aligning the size of the organization with the size of the business. My focus is to build on Sears Canada’s amazing history of providing Canada’s best products and services to create a sustainable and profitable business of which our customers, team members, vendors and shareholders are proud. Creating value for all of our stakeholders will be my mission and the mission of all of us at Sears Canada.”

The Company is continuing its search for a permanent replacement for Mr. Campbell, and Mr. Boire is a leading candidate in that process.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.